BRITISH COLUMBIA

Telephone: (250) 356-8626
Hours: 8:30 - 4:30 (Monday - Friday)

Ministry of Finance and Corporate Relations
Corporate and Personal Property Registries

Location: [redacted]

03032792

NOTICE OF DIRECTORS

Form 8/9
Sections 113 and 132 *COMPANY ACT*

INSTRUCTIONS:

1. **Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of this form. The Registry may have to return documents that do not meet its standard. Attach an additional sheet if more space is required.**
2. In Box A, enter the exact name of the Company as shown on the Certificate of Incorporation, Amalgamation, Continuation or Change of Name.
3. In Box D, E and F, enter the last name, first name, and any initials of the company's director as indicated.
4. In Box F, the residential address of a director must be a compete **physical address**. You may include general delivery, post office box, rural route, site or comp. number as art of the address but Registry can not accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the director.
5. If changes occurred on more than one date, you must complete a separate notice of Directors form for each date
6. An individual who has ceased being a director, cannot sign this form.
7. **Filing Fee: $20.00.** Submit this form with a cheque or money order payable to the Minister of Finance and Corporate Relations or provide the Registry authorization to debit the fee from a BC Online Deposit Account.

B CERTIFICATE OF INCORPORATION NO.

183077

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

SENT TO REGISTRAR
...NIES ON
Oct. 9/03
... JENSEN

Freedom of Information and Protection of Privacy Act
The personal information requested on this Form is made available to the public under the authority of the *Company Act*. Questions about the collection or use of this information can be directed to the Administrative Analyst, Corporate and Personal Property Registries at (250) 356-0944, 2nd Floor - 940 Blanshard Street, Victoria, British Columbia, V8W 3E6

A FULL COMPANY NAME

CONSOLIDATED ECOPROGRESS TECHNOLOGY INC.

C DATE OF CHANGE

Y		M		D	
0	0	1	2	1	9

SUPPL

D Full Names of new directors **appointed**:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
HAGGART	GRAHAME

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

E Full Names of persons who have **ceased** to be directors:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
BESCO	BRIAN

F Full Names and addresses of all the directors of the Company **as at the date of change listed above**:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*	RESIDENTIAL ADDRESS *(INCLUDE POSTAL CODE)*
AELICKS	BRADLEY T.	4127 Russell Court North Vancouver, B.C. V7G 2L9
DANIELS	MICHAEL EDWARD	3002 W. King Edward, Vancouver, B.C., V6N 3T6
DAVIS	CLIFFORD T.	5889 Cartier Street Vancouver, B.C. V6M 3A6
HAGGART,	GRAHAME	8 – 91 Golden Drive Coquitlam, B.C. V3K 6R2
PALKOVSKY	PETER	c/o 800 – 850 W. Hastings St., Vancouver, B.C., V6C 1E1

D CERTIFIED CORRECT- I have read this form and found it to be correct.
Signature of a current Director, Officer, or Company Solicitor

Bradley T Aelicks

DATE SIGNED

Y		M		D	
0	3	0	9	2	5

dlw 10/27

82-1064

BRITISH COLUMBIA

Telephone: (250) 356-8626
Hours: 8:30 - 4:30 (Monday - Friday)

Ministry of Finance and Corporate Relations
Corporate and Personal Property Registries

Location:
2nd Floor, 940 Blanshard Street
Victoria, B.C., V8W 3E6
Mailing Address:
P.O. Box 9431 Stn Prov Govt
Victoria British Columbia V8W 9V3

NOTICE OF OFFICERS

COMPANY ACT

B CERTIFICATE OF INCORPORATION NO.

183077

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

SENT TO REGISTRAR OF COMPANIES ON
Oct. 9/03

RECEIVED

A FULL NAME OF COMPANY

CONSOLIDATED ECOPROGRESS TECHNOLOGY INC.

C DATE OF CHANGE

Y		M		D	
0	2	0	3	2	7

D Full Names of new officers **appointed**:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
HAGGART,	GRAHAME

E Full Names of persons who have **ceased** to be officers:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
DANIELS,	MICHAEL EDWARD

F Full Names and addresses of all the officers of the Company **as at the date of change listed above**:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*	POSITION HELD	RESIDENTIAL ADDRESS *(INCLUDE POSTAL/ZIP CODE)*
BESCO,	BRIAN	Secretary, CFO	4367 Ranger Avenue North Vancouver, B.C. V7R 3L1
HAGGART,	GRAHAME	President	8 – 91 Golden Drive Coquitlam, B.C. V3K 6R2

D CERTIFIED CORRECT - I have read this form and found it to be correct.
Signature of a current Director, Officer, or Company Solicitor

[signature]

DATE SIGNED

Y		M		D	
0	3	0	9	2	5

BRITISH COLUMBIA

Telephone: (250) 356-8626
Hours: 8:30 - 4:30 (Monday - Friday)

Ministry of Finance and Corporate Relations
Corporate and Personal Property Registries

Location:
2nd Floor, 940 Blanshard Street
Victoria, B.C., V8W 3E6
Mailing Address:
P.O. Box 9431 Stn Prov Govt
Victoria British Columbia V8W 9V3

NOTICE OF DIRECTORS

Form 8/9

Sections 113 and 132 *COMPANY ACT*

INSTRUCTIONS:

8. **Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of this form. The Registry may have to return documents that do not meet its standard. Attach an additional sheet if more space is required.**
9. In Box A, enter the exact name of the Company as shown on the Certificate of Incorporation, Amalgamation, Continuation or Change of Name.
10. In Box D, E and F, enter the last name, first name, and any initials of the company's director as indicated.
11. In Box F, the residential address of a director must be a compete **physical address**. You may include general delivery, post office box, rural route, site or comp. number as art of the address but Registry can not accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the director.
12. If changes occurred on more than one date, you must complete a separate notice of Directors form for each date
13. An individual who has ceased being a director, cannot sign this form.
14. **Filing Fee: $20.00.** Submit this form with a cheque or money order payable to the Minister of Finance and Corporate Relations or provide the Registry authorization to debit the fee from a BC Online Deposit Account.

B CERTIFICATE OF INCORPORATION NO.

183077

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

SENT TO REGISTRAR OF COMPANIES ON
Oct. 9/03

Freedom of Information and Protection of Privacy Act

The personal information requested on this Form is made available to the public under the authority of the *Company Act*. Questions about the collection or use of this information can be directed to the Administrative Analyst, Corporate and Personal Property Registries at (250) 356-0944, 2nd Floor - 940 Blanshard Street, Victoria, British Columbia, V8W 3E6

A FULL COMPANY NAME

CONSOLIDATED ECOPROGRESS TECHNOLOGY INC.

C DATE OF CHANGE

Y		M		D	
0	2	0	5	0	2

D Full Names of new directors **appointed**:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
N/A	

E Full Names of persons who have **ceased** to be directors:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
DANIELS	**MICHAEL EDWARD**

F Full Names and addresses of all the directors of the Company **as at the date of change listed above**:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*	RESIDENTIAL ADDRESS *(INCLUDE POSTAL CODE)*
AELICKS	**BRADLEY T.**	4127 Russell Court North Vancouver, B.C. V7G 2L9
DAVIS	**CLIFFORD T.**	5889 Cartier Street Vancouver, B.C. V6M 3A6
HAGGART,	**GRAHAME**	8 – 91 Golden Drive Coquitlam, B.C. V3K 6R2
MORSE	**BRIAN**	720 Eaton Way, Delta, B.C., V3M 6J9

D CERTIFIED CORRECT - I have read this form and found it to be correct.
Signature of a current Director, Officer, or Company Solicitor

Bradley T. Aelicks

DATE SIGNED

Y		M		D	
0	3	0	9	2	5

DJ-DT Rev. 97/07/24 sjm
H:\Corprec1 A-D\Cnsd' Ecoprogress\14f-8&9dir.doc

BRITISH COLUMBIA

Telephone: (250) 356-8626
Hours: 8:30 - 4:30 (Monday - Friday)

Ministry of Finance and Corporate Relations
Corporate and Personal Property Registries

Location:
2nd Floor, 940 Blanshard Street
Victoria, B.C., V8W 3E6
Mailing Address:
P.O. Box 9431 Stn Prov Govt
Victoria British Columbia V8W 9V3

NOTICE OF DIRECTORS

Form 8/9

Sections 113 and 132 *COMPANY ACT*

INSTRUCTIONS:

15. **Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of this form. The Registry may have to return documents that do not meet its standard. Attach an additional sheet if more space is required.**
16. In Box A, enter the exact name of the Company as shown on the Certificate of Incorporation, Amalgamation, Continuation or Change of Name.
17. In Box D, E and F, enter the last name, first name, and any initials of the company's director as indicated.
18. In Box F, the residential address of a director must be a compete **physical address**. You may include general delivery, post office box, rural route, site or comp. number as art of the address but Registry can not accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the director.
19. If changes occurred on more than one date, you must complete a separate notice of Directors form for each date
20. An individual who has ceased being a director, cannot sign this form.
21. **Filing Fee: $20.00.** Submit this form with a cheque or money order payable to the Minister of Finance and Corporate Relations or provide the Registry authorization to debit the fee from a BC Online Deposit Account.

B CERTIFICATE OF INCORPORATION NO.

183077

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

SENT TO REGISTRAR OF COMPANIES ON
Oct. 9/03

Freedom of Information and Protection of Privacy Act

The personal information requested on this Form is made available to the public under the authority of the *Company Act*. Questions about the collection or use of this information can be directed to the Administrative Analyst, Corporate and Personal Property Registries at (250) 356-0944, 2nd Floor - 940 Blanshard Street, Victoria, British Columbia, V8W 3E6

A FULL COMPANY NAME

CONSOLIDATED ECOPROGRESS TECHNOLOGY INC.

C DATE OF CHANGE

Y		M		D	
0	2	1	0	0	3

D Full Names of new directors **appointed**:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
BESCO,	BRIAN
VERRICO,	DR. HOWARD

E Full Names of persons who have **ceased** to be directors:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
N/A	

F Full Names and addresses of all the directors of the Company **as at the date of change listed above**:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*	RESIDENTIAL ADDRESS *(INCLUDE POSTAL CODE)*
AELICKS	BRADLEY T.	4127 Russell Court North Vancouver, B.C. V7G 2L9
BESCO	BRIAN	4367 Ranger Avenue North Vancouver, B.C. V7R 3L1
DAVIS	CLIFFORD T.	5889 Cartier Street Vancouver, B.C. V6M 3A6
HAGGART,	GRAHAME	8 – 91 Golden Drive Coquitlam, B.C. V3K 6R2
MORSE	BRIAN	720 Eaton Way, Delta, B.C., V3M 6J9
VERRICO,	DR. HOWARD	3356 Hazel Drive Coquitlam, B.C. V3C 3V4

D CERTIFIED CORRECT - I have read this form and found it to be correct.
Signature of a current Director, Officer, or Company Solicitor

Bradley T. Aelicks

DATE SIGNED

Y		M		D	
0	3	0	9	2	5

BRITISH COLUMBIA

Telephone: (250) 356-8626
Hours: 8:30 - 4:30 (Monday - Friday)

Ministry of Finance and Corporate Relations
Corporate and Personal Property Registries

Location:
2nd Floor, 940 Blanshard Street
Victoria, B.C., V8W 3E6
Mailing Address:
P.O. Box 9431 Stn Prov Govt
Victoria British Columbia V8W 9V3

NOTICE OF OFFICERS

COMPANY ACT

B CERTIFICATE OF INCORPORATION NO.

183077

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

SENT TO REGISTRAR OF COMPANIES ON
Oct. 9/03

A FULL NAME OF COMPANY

CONSOLIDATED ECOPROGRESS TECHNOLOGY INC.

C DATE OF CHANGE

Y		M		D	
0	2	1	1	0	8

OCT 20 2003

D Full Names of new officers **appointed**:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
BESCO,	BRIAN
VERRICO,	DR. HOWARD

E Full Names of persons who have **ceased** to be officers:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
HAGGART,	GRAHAME
BESCO,	BRIAN (AS SECRETARY)

F Full Names and addresses of all the officers of the Company **as at the date of change listed above**:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*	POSITION HELD	RESIDENTIAL ADDRESS *(INCLUDE POSTAL/ZIP CODE)*
BESCO,	BRIAN	President	4367 Ranger Avenue North Vancouver, B.C. V7R 3L1
VERRICO,	DR. HOWARD	Secretary	3356 Hazel Drive Coquitlam, B.C. V3C 3V4

D CERTIFIED CORRECT- I have read this form and found it to be correct.
Signature of a current Director, Officer, or Company Solicitor

Bradley T Aelick

DATE SIGNED

Y		M		D	
0	3	0	9	2	5

BRITISH COLUMBIA

Telephone: (250) 356-8626
Hours: 8:30 - 4:30 (Monday - Friday)

Ministry of Finance and Corporate Relations
Corporate and Personal Property Registries

Location:
2nd Floor, 940 Blanshard Street
Victoria, B.C., V8W 3E6
Mailing Address:
P.O. Box 9431 Stn Prov Govt
Victoria British Columbia V8W 9V3

NOTICE OF DIRECTORS

Form 8/9

Sections 113 and 132 *COMPANY ACT*

INSTRUCTIONS:

22. **Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of this form. The Registry may have to return documents that do not meet its standard. Attach an additional sheet if more space is required.**
23. In Box A, enter the exact name of the Company as shown on the Certificate of Incorporation, Amalgamation, Continuation or Change of Name.
24. In Box D, E and F, enter the last name, first name, and any initials of the company's director as indicated.
25. In Box F, the residential address of a director must be a compete **physical address**. You may include general delivery, post office box, rural route, site or comp. number as art of the address but Registry can not accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the director.
26. If changes occurred on more than one date, you must complete a separate notice of Directors form for each date
27. An individual who has ceased being a director, cannot sign this form.
28. **Filing Fee: $20.00.** Submit this form with a cheque or money order payable to the Minister of Finance and Corporate Relations or provide the Registry authorization to debit the fee from a BC Online Deposit Account.

B CERTIFICATE OF INCORPORATION NO.

183077

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

SENT TO REGISTRAR OF COMPANIES ON
Oct-9/03

Freedom of Information and Protection of Privacy Act

The personal information requested on this Form is made available to the public under the authority of the *Company Act*. Questions about the collection or use of this information can be directed to the Administrative Analyst, Corporate and Personal Property Registries at (250) 356-0944, 2nd Floor - 940 Blanshard Street, Victoria, British Columbia, V8W 3E6

A FULL COMPANY NAME

CONSOLIDATED ECOPROGRESS TECHNOLOGY INC.

C DATE OF CHANGE

Y		M		D	
0	2	1	2	1	2

D Full Names of new directors **appointed**:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
MCGREGOR,	RON

E Full Names of persons who have **ceased** to be directors:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
MORSE,	BRIAN
HAGGART	GRAHAME

F Full Names and addresses of all the directors of the Company **as at the date of change listed above**:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*	RESIDENTIAL ADDRESS *(INCLUDE POSTAL CODE)*
AELICKS	BRADLEY T.	4127 Russell Court North Vancouver, B.C. V7G 2L9
BESCO	BRIAN	4367 Ranger Avenue North Vancouver, B.C. V7R 3L1
DAVIS	CLIFFORD T.	5889 Cartier Street Vancouver, B.C. V6M 3A6
MCGREGOR,	RON	6227 Boundary Drive, West Surrey, B.C. V3X 3G7
VERRICO,	DR. HOWARD	3356 Hazel Drive Coquitlam, B.C. V3C 3V4

D CERTIFIED CORRECT - I have read this form and found it to be correct.
Signature of a current Director, Officer, or Company Solicitor

Bradley T. Aelicks

DATE SIGNED

Y		M		D	
0	3	0	9	2	5

BRITISH COLUMBIA

Ministry of Finance and Corporate Relations
Corporate & Personal Property Registries

Location:
2nd Floor, 940 Blanshard Street
Victoria, B.C., V8W 9V3
Mailing address:
PO Box 9431 Stn Prov Govt
Victoria, B.C., V8W 9V3
Telephone: (250) 356-8626
Hours: 8:30 - 4:30 (Monday - Friday)

ANNUAL REPORT

Form 16
Sections 333 and 334
COMPANY ACT

FILING FEE $35.00

Instructions for completion on reverse.
Attach an additional sheet if more space is required.

A FULL NAME OF COMPANY

CONSOLIDATED ECOPROGRESS TECHNOLOGY INC.

B REGISTERED OFFICE ADDRESS

Suite 2550, PO Box 12077
555 West Hastings Street
Vancouver, British Columbia, V6B 4N5

C CERTIFICATE OF INCORPORATION NUMBER
183077

D DATE OF INCORPORATION, AMALGAMATION OR CONTINUATION
1978 NOVEMBER 20

E IS THIS A REPORTING COMPANY?
YES

F DATE OF ANNUAL REPORT (ANNIVERSARY DATE)
2001 NOVEMBER 20

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

SENT TO REGISTRAR OF COMPANIES ON Oct. 9/03

G Has there been a change of registered or records address? If YES, a Notice to Change Office (Form 4) must be filed. See Instructions on reverse.

H Has there been a change of directors? If YES, a Notice of Directors (Form 8/9) must be filed. See instructions on reverse.

I DIRECTORS - List all directors' names and addresses

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
AELICKS,	BRADLEY T.	4127 RUSSELL COURT NORTH VANCOUVER, B.C.	V7G 2L9
DANIELS,	MICHAEL EDWARD	3002 WEST KING EDWARD VANCOUVER, B.C.	V6L 1V3
DAVIS,	CLIFFORD T.	5889 CARTIER STREET VANCOUVER, B.C.	V6M 3A6
HAGGART,	GRAHAME	8 – 91 GOLDEN DRIVE COQUITLAM, B.C.	V3K 6R2
PALKOVSKY,	PETER	C/O 800 850 WEST HASTINGS STREET VANCOUVER, B.C.	V6C 1E1

J OFFICERS - List all officers' names, addresses and titles

DANIELS, President and C.E.O.	MICHAEL EDWARD	3002 WEST KING EDWARD VANCOUVER, B.C.	V6N 3T6
BESCO, Secretary and C.F.O.	BRIAN	4367 RANGER AVENUE NORTH VANCOUVER, B.C.	V7R 3L1

K CERTIFIED CORRECT - I have read this form and found it to be correct.
Signature of a current Director, Officer, or Company Solicitor

X Bradley Aelicks

DATE SIGNED

Y	M	D
03	09	25

FIN718/H Rev.97/6/10 (Prescribed)
CSD-D IDT Rev.97/7/21 - sim

H:\CORPREC1 A-D\CNSD\ ECOPROGRESS\25AR.DOC

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries

2nd Floor - 940 Blanshard Street
PO Box 9431 Stn Prov Govt
Victoria, B.C., V8W 9V3
Telephone: 250 356-8626
Hours: 3:30 – 4:30 Monday to Friday
www.fin.gov.bc.ca/registries

ANNUAL REPORT

Form 16
Sections 333 and 334
COMPANY ACT

Please check this form for any errors or omissions.
See instructions on reverse.

A FULL NAME OF COMPANY

B REGISTERED OFFICE ADDRESS

SENT TO REGISTRAR OF COMPANIES ON Oct. 9/03

CONSOLIDATED ECOPROGRESS TECHNOLOGY INC.
Suite 2550, PO Box 12077
555 West Hastings Street
Vancouver, British Columbia, V6B 4N5

C ACCESS CODE
22918041

D CERTIFICATE OF INCORPORATION NUMBER
183077

E DATE OF INCORPORATION, AMALAGAMATION OR CONTINUATION
1978 NOVEMBER 20

F DATE OF ANNUAL REPORT (ANNIVERSARY DATE)
2002 NOVEMBER 20

G Has there been a change of registered or records address? If YES, a Notice to Change Office (Form 4) must be filed. See Instructions on reverse.

H Has there been a change of directors? If YES, a Notice of Directors (Form 8/9) must be filed. See instructions on reverse.

I DIRECTORS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
AELICKS,	BRADLEY T.	4127 RUSSELL COURT NORTH VANCOUVER, B.C.	V7G 2L9
BESCO,	BRIAN	4367 RANGER AVENUE NORTH VANCOUVER, B.C.	V7R 3L1
DAVIS,	CLIFFORD T.	5889 CARTIER STREET VANCOUVER, B.C.	V6M 3A6
HAGGART,	GRAHAME	8 – 91 GOLDEN DRIVE COQUITLAM, B.C.	V3K 6R2
MORSE,	BRIAN	720 EASTON WAY DELTA, B.C.	V3M 6J9
VERRICO, DR.	HOWARD	3356 HAZEL DRIVE COQUITLAM, B.C.	V3C 3V4

J OFFICERS

BESCO, President and C.F.O.	BRIAN	4367 RANGER AVENUE NORTH VANCOUVER, B.C.	V7R 3L1
VERRICO, DR. Secretary	HOWARD	3356 HAZEL DRIVE COQUITLAM, B.C.	V3C 3V4

K CERTIFIED CORRECT - I have read this form and found it to be correct.
Signature of a current Director, Officer, or Company Solicitor

X Bradley T Aelicks

DATE SIGNED YY	MM	DD
03	09	25

FIN 706/A Rev.2002/1/2 (Prescribed)

H:\Compco1 A-D\Cncd Ecoprogress\08AR.DOC